DO
9/13/13

SECU[illegible] 13025746 [illegible]SION

RECEIVED
2013 AUG 30 PM 2:22
SEC / TM

SEC MAIL PROCESSING
RECEIVED
AUG 30 2013
WASH, D.C. 193 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2012 (MM/DD/YY) AND ENDING 6/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rensselaer Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD STREET
(No. and Street)

LATHAM	NY	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARVIN AND COMPANY
(Name – *if individual, state last, first, middle name*)

11 BRITISH AMERICAN BLVD	LATHAM	NY	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 10/4/13
LW 9/22/13

OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 20 14

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENSSELAER SECURITIES CORP.
FINANCIAL REPORT
JUNE 30, 2013

RENSSELAER SECURITIES CORP.

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	3
STATEMENTS OF INCOME	4
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-12
OTHER FINANCIAL INFORMATION	
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	14
SCHEDULE 3 - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	15

Marvin and company, p.c.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A Hausamann, CPA
Benjamin R. Lasher, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A Reynolds, CPA
Leo A. Rigby, CPA

Thomas J. Ross, CPA
Heather D. Patten, CPA

11 British American Blvd.
Latham, NY 12110
Ph: 518-785-0134
Fx:518-785-0299

111 Everts Avenue
Queensbury, NY 12804
Ph: 518-792-6596
Fx: 518-792-6635

Email:
webmaster@marvincpa.com
Web:
http://www.marvincpa.com

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITOR'S REPORT

The Stockholder
Rensselaer Securities Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Rensselaer Securities Corp., which comprise the statement of financial condition as of June 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2013, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Rensselaer Securities Corp. as of June 30, 2013, were audited by other auditors whose report dated August 24, 2012, expressed an unmodified opinion on those statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The June 30, 2013 information contained in Schedules 1, 2 and 3 on pages 13-15 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole. The June 30, 2012 information contained in Schedules 1, 2 and 3 on pages 13-15 was subjected to the auditing procedures applied in the June 30, 2012 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the financial statements as a whole.

Marvin and Company, P.C.

August 28, 2013
Latham, New York

RENSSELAER SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2013 AND 2012

ASSETS

	2013	2012
Assets		
Cash and cash on hand	$ 13,091	$ 23,909
Cash with clearing organization	-	239,290
Investment securities, at fair value	1,347,881	904,363
Other deposits, at fair value	100,067	100,057
Purchased interest	311	224
Prepaid expenses	4,806	4,802
Property, plant and equipment, less accumulated depreciation of $16,425 and $27,987	19,773	18,997
TOTAL ASSETS	$ 1,485,929	$ 1,291,642

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Liabilities		
Cash overdraft with clearing organization	$ 402,315	$ -
Accounts payable	37,133	40,282
Accrued expenses	600	900
Total Liabilities	440,048	41,182
Stockholder's Equity		
Common stock, no par value; shares authorized 200; 50 shares issued and outstanding, at both June 30, 2013 and 2012	100	100
Additional paid-in capital	125,275	125,275
Retained earnings	920,506	1,125,085
Total Stockholder's Equity	1,045,881	1,250,460
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,485,929	$ 1,291,642

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Revenue		
Dealer inventory and investment gains	$ 639,908	$ 609,151
Commission income	9,508	16,558
Interest and dividend income	27,679	60,886
Total Revenue	677,095	686,595
Expenses		
Employee compensation and benefits and related taxes	237,269	172,672
Pension expense	50,000	49,000
Quotation services	55,245	54,802
Clearing and commission fees	48,178	48,238
Other operating expenses	98,045	92,152
Total Expenses	488,737	416,864
Income Before Provision for Income Taxes	188,358	269,731
Provision for Income Taxes	300	300
Net Income	$ 188,058	$ 269,431

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2011	$ 100	$ 125,275	$ 1,075,240	$ 1,200,615
Net Income for the Year Ended June 30, 2012	-	-	269,431	269,431
Stockholder's Distribution of Net Income	-	-	(219,586)	(219,586)
Balance, June 30, 2012	100	125,275	1,125,085	1,250,460
Net Income for the Year Ended June 30, 2013	-	-	188,058	188,058
Stockholder's Distribution of Net Income	-	-	(392,637)	(392,637)
Balance, June 30, 2013	$ 100	$ 125,275	$ 920,506	$ 1,045,881

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities		
Net income	$ 188,058	$ 269,431
Adjustments to reconcile net income to net cash provided by (used in) by operating activities		
Depreciation of property, plant and equipment	6,539	5,462
Unrealized (gain) loss on securities	(5,509)	43,866
Changes in assets and liabilities		
Securities inventory	(438,009)	376,582
Prepaid expenses	(4)	985
Accounts payable and accrued expenses	(3,449)	21,291
Purchased interest	(87)	9,528
Net Cash (Used In) Provided By Operating Activities	(252,461)	727,145
Cash Flows Used In Investing Activities		
Capital expenditures	(7,315)	(9,564)
Other deposit with clearing organization	(10)	(11)
Net Cash Used In Investing Activities	(7,325)	(9,575)
Cash Flows Used In Financing Activities		
Stockholder's distribution of net income	(392,637)	(219,586)
Net Cash Used In Financing Activities	(392,637)	(219,586)
Net (Decrease) Increase in Cash and Cash Equivalents	(652,423)	497,984
Cash (Overdraft) and Cash Equivalents, Beginning of Year	263,199	(234,785)
(Overdraft) Cash and Cash Equivalents, End of Year	$ (389,224)	$ 263,199
Composition of Cash and Cash Equivalents		
Cash and cash on hand	$ 13,091	$ 23,909
(Overdraft) cash with clearing organization	(402,315)	239,290
	$ (389,224)	$ 263,199
Supplemental Disclosure of Other Cash Items		
Interest Paid	$ 486	$ 9,172
Income Taxes	$ -	$ -

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013 AND 2012

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Rensselaer Securities Corp. (the Company) was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

The Company has elected to be taxed as an S Corporation under the applicable provisions of the Internal Revenue Code, wherein the Company's income is taxed directly at the shareholder level. Therefore, other than New York State franchise tax, no provision or liability has been provided for federal or state income taxes.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $13,091 and $23,909 at June 30, 2013 and 2012, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Company also considers cash deposited with the clearing organization to be cash equivalents.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2013 or June 30, 2012. Customer transactions are not handled by the Company, rather transactions are processed through a carrying broker, on a fully-disclosed basis. The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013 AND 2012

1. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

In 2009, the Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Code ASC 820-10, *Fair Value Measurements*. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses various valuation techniques in determining fair value. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company had equity securities with fair values totaling $8,434 at June 30, 2013 that used Level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Company had corporate securities with fair values totaling $1,339,447 at June 30, 2013 that are valued using Level 2 inputs. Fair values are based on recent trades or quoted market prices of comparable instruments. When necessary, the Company utilizes matrix pricing from a third party pricing vendor to determine fair value pricing. Matrix prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013 AND 2012

1. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has no Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting for Uncertainty in Income Taxes

ASC 740-10, requires entities to disclose in their financial statements the nature of any uncertainty in their tax position. The Company implemented this policy in 2009 and its current accounting policy for evaluating uncertain tax positions is in accordance with generally accepted accounting principles. The Company has not recognized any benefits from uncertain tax positions in 2013 or 2012 and believes it has no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2013. The Company is no longer subject to U.S. Federal and New York State examination by tax authorities for years prior to 2009.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through August 28, 2013, the date the financial statements were available to be issued.

2. OTHER DEPOSITS

In December 1993, the Corporation made an initial required interest bearing deposit with its clearing agent. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $100,067 and $100,057 at June 30, 2013 and 2012, respectively.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013 AND 2012

3. INVESTMENTS

Investment securities are recorded at fair value, with net unrealizable gains and losses recognized in revenue. Realized gains and losses on securities sold are derived using the specific identification method for determining cost of securities sold. The Company's investment securities consist of corporate bonds from the financial services sector.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the year ended June 30:

	2013	2012
Other Operating Expenses		
Charitable contributions	$ 200	$ 3,390
Consulting and temporary help	2,557	4,182
Professional fees	33,115	25,732
Occupancy	13,800	13,800
Regulatory dues and fees	6,965	4,914
Dues and subscriptions	2,935	1,074
Office expenses	4,880	6,110
Communications	9,033	8,554
Insurance and bonding	1,311	1,149
Depreciation and amortization	6,539	5,462
Margin interest	486	9,172
Meals, travel and entertainment	15,774	7,713
Repairs	450	900
Total Other Operating Expenses	$ 98,045	$ 92,152

5. PENSION BENEFITS

The Company maintains a qualified retirement plan. The plan is a defined contribution plan that cover employees 21 years or older that have provided 1,000 hours of service per year. The plan allows a discretionary contribution up to 25% of compensation. The amount contributed annually to the plan is allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In the plan, participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under the plan is 59½ years old. The total contributed to the plan was $50,000 and $49,000 for the years ended June 30, 2013 and 2012, respectively.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30:

	2013	2012
Current Income Tax		
State	$ 300	$ 300

The Company elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Company will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013 the Company had net capital, as defined, of $921,760 which was $821,760 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .48 to 1 at June 30, 2013. At June 30, 2012 the Company had net capital, as defined, of $1,142,019 which was $1,042,019 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 at June 30, 2012.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the years ended June 30, 2013 and 2012, the Company did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Company's financial condition as of June 30, 2013 and 2012.

Operating Leases

The Company leased office space under an operating lease at $1,100 per month, through October 2006 at which time it was renewed for an additional year at $1,150 per month. Additional one year renewals have subsequently been exercised through October 2010. The Company has since continued the lease on a month-to-month basis.

9. MARGIN ACCOUNT

The Company will occasionally purchase securities on margin for the Company's account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

RENSSELAER SECURITIES CORP.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$ 1,045,881	$ 1,250,460
Deductions and/or charges		
Non-allowable assets		
Petty cash	450	450
Purchased interest	311	224
Property, plant and equipment	19,773	18,997
Prepaid expenses	4,806	4,802
Total Non-Allowable Assets	25,340	24,473
Net Capital Before Haircuts on Securities Positions	1,020,541	1,225,987
Haircuts on Securities	98,781	83,968
Net Capital	$ 921,760	$ 1,142,019
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition		
Cash overdraft	$ 402,315	$ -
Accounts payable	37,133	40,282
Accrued expenses	600	900
Total Aggregate Indebtedness	$ 440,048	$ 41,182
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$ 29,351	$ 2,745
Minimum net capital requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	821,760	1,042,019
Excess Net Capital at 1000%*	801,760	1,022,019

*Calculated as Net Capital - (Total Minimum Capital x 120%) or (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2013 and 2012

	2013	2012
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 921,760	$ 1,142,019
Net Audit Adjustments	-	-
Net Capital Per Above	$ 921,760	$ 1,142,019

See accompanying notes to financial statements

RENSSELAER SECURITIES CORP.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Credit Balances		
Free credit balances and other credit balances in customer's security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to received (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items	-	-
Debit Balances		
Debit balances in customers' cash and margin accounts excluding deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities filed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items	-	-
Total Administrative Expenses	-	-
Reserve Computation		
Excess of total debits over total credits	-	-
Required deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c3-3 as customer securities are not held by RSC.

RENSSELAER SECURITIES CORP.
SCHEDULE 3
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED JUNE 30, 2013 AND 2012

During the years ended June 30, 2013 and 2012, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully-disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.

Marvin and company, p.c.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A Hausamann, CPA
Benjamin R. Lasher, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A Reynolds, CPA
Leo A. Rigby, CPA

Thomas J. Ross, CPA
Heather D. Patten, CPA

11 British American Blvd.
Latham, NY 12110
Ph: 518-785-0134
Fx:518-785-0299

111 Everts Avenue
Queensbury, NY 12804
Ph: 518-792-6596
Fx: 518-792-6635

Email:
webmaster@marvincpa.com
Web:
http://www.marvincpa.com

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

The Stockholder
Rensselaer Securities Corp.

In planning and performing our audit of the financial statements of Rensselaer Securities Corp. (the Company), as of and for the year ended June 30, 2013, we considered the internal control over financial reporting (internal control) as a basis for our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal* control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant* deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, the SEC, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marvin and Company, P.C.

Latham, NY
August 28, 2013